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                                                                    EXHIBIT 99.2
FOR IMMEDIATE RELEASE
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E*TRADE Media Contacts:                 Investor Contacts:
Heather Fondo                           Len Purkis
(650) 331-5248                          (650) 331-6076
hfondo@etrade.com                       lpurkis@etrade.com

Bronwyn Wormell                         Susan Wolfrom
(650) 331-5978                          (650) 331-5303
bwormell@blancandotus.com               swolfrom@etrade.com



                   E*TRADE GROUP, INC. ANNOUNCES OFFERING OF
                        CONVERTIBLE SUBORDINATED NOTES


MENLO PARK, Calif., February 2, 2000 - E*TRADE Group, Inc. (Nasdaq: EGRP) today announced that it is raising approximately $500 million through a private offering of 6% convertible subordinated notes due 2007. The offering is expected to close on February 7, 2000. The notes are convertible, at the option of the holder, into shares of E*TRADE's common stock at a conversion price of $23.60 per share, representing a conversion premium of 18% over the February 1, 2000 closing price, and will be non-callable for three years. E*TRADE has granted the initial purchasers an option to purchase up to an additional $150 million of notes.

     E*TRADE expects to use $150,000,000 of the net proceeds to refinance outstanding senior secured indebtedness and the remaining net proceeds for general corporate purposes, including financing the future growth of the business.

     The notes have been sold to qualified institutional buyers in a private placement under Rule 144A under the Securities Act of 1933. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

     The notes and the common stock issuable upon conversion have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under such Act.
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Important Notice

E*TRADE is a registered trademark of the company. All other trademarks are properties of their respective owners. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, market acceptance of the Destination E*TRADE web site, anticipated increases in the rate of new customer acquisition, the conversion of new visitors to the site to customers, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. Further information about these risks and uncertainties can be found in the information included in the annual report filed by the company with the SEC on Form 10-K (including information under the caption "Risk Factors") and quarterly reports on Form 10-Q.

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